Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	385,821
Commissions and underwriting receivables		1,695,322
Receivable from clearing broker		14,096,666
Securities owned, at fair value		5,028,456
Certificates of deposit		50,402
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $88,485		88,553
Receivable from affiliates		2,958,718
Other assets		458,317
Right of use assets		405,027
Total assets	$	25,167,282

Liabilities and Members' Equity

Liabilities

Payable to clearing broker	$	5,038,174
Securities sold, not yet purchased, at fair value		4,670,813
Accounts payable and accrued expenses		3,133,168
Lease liabilities		429,630
Loan payable		786,745
Total liabilities		14,058,530
Liabilities subordinated to claims of general creditors		4,000,000
Members' equity		7,108,752
Total liabilities and members' equity	$	25,167,282

See Notes to Financial Statements.